SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2007
CGG Veritas
Tour Maine Montparnasse — 33 Avenue du Maine – BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG 2006 operating revenues: USD 1,670 million, up 54%
Paris, February 14th, 2007
CGGVeritas (ISIN: 0000120164 – NYSE: CGV) today announces unaudited consolidated revenues for CGG in 2006 (prior to the Veritas merger) of €1,330 million ($1,670 million), an increase of 53% in euro terms and 54% in dollar terms compared to revenues of €870 million ($1,081 million) for 2005.
Commenting on these results, Chief Executive Officer Robert Brunck stated “In 2006, the revenues of the CGG group, prior to the merger with Veritas, increased as we expected by more than 50%, in a favorable market and thanks in particular to the successful integration of Exploration Resources and the success encountered by Sercel’s new products. We thus confirm that we will meet our operating results objectives for 2006.”
The audited financial results of CGG for 2006 will be published by CGGVeritas on March 8, 2007.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Investor Relations Contact:
Paris: Christophe Barnini Tel.: +33 1 64 47 38 10 invrelparis@cggveritas.com
This news release may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect the current views of CGGVeritas about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15

Date : February 14th, 2007	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development
& training, Investor Relations,
Communication and Audit